                                                               Exhibit (a)(1)(B)

                        (Letterhead of Aviation Group)


                                                              September __, 2000

Dear Series B Preferred Shareholders:

     On May 3, 2000, we, Aviation Group, Inc., entered into an arrangement agreement with travelbyus.com ltd., an Ontario corporation, under which travelbyus.com will become a subsidiary of our Canadian subsidiary, Aviation Group Canada Ltd. The arrangement, conducted in accordance with Canadian law, will result in a business combination between us and travelbyus.com. The arrangement is one of the major steps of our plan to redirect our business strategy from providing airline companies with airline-related services and products to the e-commerce travel industry.

     In connection with the proposed arrangement, we are offering to all of our Series B preferred shareholders to exchange each Series B preferred share for one share of our Series C convertible preferred stock. The exchange offer will expire on _______, 2000, unless extended by us. The exchange offer is conditioned upon the completion of the proposed arrangement with travelbyus.com and the approval by our common shareholders of the issuance of the Series C convertible preferred stock. There is no minimum share tender requirement in order to complete the exchange offer. The Series C shares are convertible into our common stock, at a minimum conversion price of $6 per share, subject to certain restrictions.

     The exchange offer is required by the terms of the Preferred Stock Purchase Agreement dated as of March 1, 2000 between travelbyus.com and us under which travelbyus.com purchased shares of our Series B preferred stock. We also issued shares of Series B preferred stock in connection with a private financing arranged by Doerge Capital Management, a division of Balis Lewittes & Coleman, Inc. The purpose of the exchange offer is to provide the holders of Series B preferred shares the opportunity to obtain preferred stock that is freely transferable and convertible into common stock after completion of our proposed arrangement with travelbyus.com.

     This letter is accompanied by our joint proxy statement/prospectus, dated as of __________, 2000, the related Supplement dated as of _________, 2000, and a Letter of Transmittal. We urge you to read these documents carefully for more information about the Series C shares which you will be receiving in the exchange offer and the procedures you must follow in order to tender your Series B shares. We recommend that you elect to accept the exchange offer by completing the Letter of Transmittal and delivering it to us along with your tendered Series B share certificates at the address indicated on the Letter of Transmittal. Please keep in mind that if you do wish to participate in the exchange offer, it will be necessary for you to execute and deliver to us the enclosed Letter of Transmittal in a timely manner.

     If you do not wish to participate in the exchange offer, you may continue to hold the Series B preferred shares. The Series B shares were sold with certain restrictions on transfer, and will continue to be subject to such restrictions in the future. In addition, the Series B shares are not convertible and do not have general voting rights.

     Please feel free to contact Richard L. Morgan, Executive Vice President and Chief Financial Officer of Aviation Group, Inc., at (214) 922-8100, ext. 1102, if you have any further questions regarding this exchange offer.


                                        Yours truly,


                                        ___________________________________
                                        William Kerby
                                        Chief Executive Officer